UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Sand Technology Inc.

(Name of Issuer)

Class A Common Shares

(Title of Class of Securities)

799774302

(CUSIP Number)

Thomas M. O’Donnell

1201 S. Valley Hill Road Woodstock, IL 60098
815 — 337 - 3734

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 5, 2008

(Date of Event which Requires Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 799774302

1.	Names of Reporting Persons Thomas M. O’Donnell

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,386,700 Class A Shares

	8.	Shared Voting Power

	9.	Sole Dispositive Power 1,386,700 Class A Shares

	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,386,700 Class A Shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 7.85%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 799774302

1.	Names of Reporting Persons. Bradley G. Griffith

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 669,000 Class A Shares

	8.	Shared Voting Power

	9.	Sole Dispositive Power 669,000 Class A Shares

	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 669,000 Class A Shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 3.79%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 799774302

1.	Names of Reporting Persons. Bradford Kunde

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 336,000 Class A Shares

	8.	Shared Voting Power

	9.	Sole Dispositive Power 336,000 Class A Shares

	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 336,000 Class A Shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 1.90%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 799774302

1.	Names of Reporting Persons. Irwin Zalcberg

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,567,875 Class A Shares

	8.	Shared Voting Power

	9.	Sole Dispositive Power 1,567,875 Class A Shares

	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,567,875 Class A Shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 8.88%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 799774302

1.	Names of Reporting Persons. Carol A. Fiala O’Donnell

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 501,000 Class A Shares

	8.	Shared Voting Power

	9.	Sole Dispositive Power 501,000 Class A Shares

	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 501,000 Class A Shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 2.84%

14.	Type of Reporting Person (See Instructions) IN

Item 1.	Security and Issuer

This Amendment No. 1 amends and supplements, as set forth below, the information contained in Items 1, 5, and 7 of the Schedule 13D filed on April 18, 2008 (the “Original Schedule 13D”) by the Reporting Persons.  This Amendment No. 1 is being filed to report changes in the beneficial ownership of Common Shares by Irwin Zalcberg, as described in Item 5 below. All capitalized terms used herein but not defined herein have the meanings set forth in the Original Schedule 13D.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Original Schedule 13D is amended and restated in its entirety as follows:

As of July 31, 2007, the close of the period covered by the Company’s last filed annual report on Form 20-F, the Company had issued and outstanding 14,318,189 Common Shares.  All ownership percentages in this Schedule 13D are computed on a “fully diluted basis” with respect to the Debentures and Warrants, based on a denominator of 17,660,189, comprised of 14,318,189 Common Shares, plus 2,228,000 Common Shares assuming full conversion of all Debentures, plus 1,114,000 Common Shares assuming full exercise of all Warrants.

In addition to the Reporting Persons’ right to convert Debentures into Common Shares, at the option of the Company, each Debenture may be converted into 2,000 Common Shares if the bid price of the Company’s Common Shares has been above $1.50 for sixty (60) consecutive trading days.  Each Warrant may be exercised by the Reporting Persons at a price of $0.70 per Common Share at any time until the earlier of the close of business on the day which is thirty-six (36) months from April 18, 2008 or the sixtieth (60th) consecutive trading day in which the bid price of the Common Shares has been above $1.50.

Subsequent to April 18, 2008, Irwin Zalcberg purchased an aggregate of 193,875 Common Shares on the open market, which Common Shares are included in this Amendment No. 1 to Schedule 13D.

Irwin Zalcberg directly beneficially owns 733,875 Common Shares purchased on the open market, 278,000 Common Shares issuable upon exercise of 278,000 Warrants, and 556,000 Common Shares issuable upon conversion of 278 Debentures.  In the aggregate, assuming full conversion of such Debentures and full exercise of such Warrants, Mr. Zalcberg has beneficial ownership of 1,567,875 Common Shares, representing 8.88% of the outstanding Common Shares (on a fully diluted basis), as of the date of this Schedule 13D.

Thomas M. O’Donnell directly beneficially owns 384,700 Common Shares purchased on the open market, 334,000 Common Shares issuable upon exercise of 334,000 Warrants, and 668,000 Common Shares issuable upon conversion of 334 Debentures.  In the aggregate, assuming full conversion of such Debentures and full exercise of such Warrants, Mr. O’Donnell has beneficial ownership of 1,386,700 Common Shares, representing 7.85% of the outstanding Common Shares (on a fully diluted basis), as of the date of this Schedule 13D.

Bradley G. Griffith directly beneficially owns 223,000 Common Shares issuable upon exercise of 223,000 Warrants, and 446,000 Common Shares issuable upon conversion of 223 Debentures.  In the aggregate, assuming full conversion of such Debentures and full exercise of such Warrants, Mr. Griffith has beneficial ownership of 669,000 Common Shares, representing 3.79% of the outstanding Common Shares (on a fully diluted basis), as of the date of this Schedule 13D.

Bradford Kunde directly beneficially owns 112,000 Common Shares issuable upon exercise of 112,000 Warrants, and 224,000 Common Shares issuable upon conversion of 112 Debentures.  In the aggregate, assuming full conversion of such Debentures and full exercise of such Warrants, Mr. Kunde has beneficial ownership of 336,000 Common Shares, representing 1.9% of the outstanding Common Shares (on a fully diluted basis), as of the date of this Schedule 13D.

Carol A. Fiala O’Donnell directly beneficially owns 167,000 Common Shares issuable upon exercise of 167,000 Warrants, and 334,000 Common Shares issuable upon conversion of 167 Debentures.  In the aggregate, assuming full conversion of such Debentures and full exercise of such Warrants, Ms. Fiala O’Donnell has beneficial ownership of 501,000 Common Shares, representing 2.84% of the outstanding Common Shares (on a fully diluted basis), as of the date of this Schedule 13D.

Each Reporting Person has sole voting power and sole dispositive power with respect to the number of Common Shares as described above.  The Reporting Persons have executed the voting agreement attached hereto as Exhibit 1.  See the fourth paragraph of Item 4 for a description of the voting agreement.

The Reporting Persons effected transactions in Common Shares during the past 60 days that are described in Schedule A attached hereto.

No other person other than the Reporting Persons is known to any Reporting Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any of the Common Shares beneficially owned by the Reporting Persons as described in this Schedule 13D.

Item 7.	Material to Be Filed as Exhibits
Item 7 of the Original Schedule 13D is amended and supplemented by adding the following:
Exhibit 5: Joint Filing Agreement dated as of December 23, 2008, by and among Thomas M. O’Donnell, Bradley G. Griffith, Bradford Kunde, Irwin Zalcberg, and Carol A. Fiala O’Donnell.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  December 23, 2008

/s/ Thomas M. O’Donnell
THOMAS M. O’DONNELL

/s/ Bradley G. Griffith
BRADLEY G. GRIFFITH

/s/ Bradford Kunde
BRADFORD KUNDE

/s/ Irwin Zalcberg
IRWIN ZALCBERG

/s/ Carol A. Fiala O’Donnell
CAROL A. FIALA O’DONNELL

Exhibit Index

Exhibit 5	Joint Filing Agreement dated as of December 23, 2008, by and among Thomas M. O’Donnell, Bradley G. Griffith, Bradford Kunde, Irwin Zalcberg, and Carol A. Fiala O’Donnell.

Schedule A

Transactions in Shares by the Reporting Persons Since October 7, 2008

All of the transactions of Shares set forth below were made by Irwin Zalcberg in the open market.

Date of Transaction	Number of Shares Purchased	Price Per Share	Aggregate Purchase Price
10/29/2008	5000	$0.45	$2,250.00
11/13/2008	100	$0.52	$52.00
11/14/2008	300	$0.55	$165.00
11/17/2008	100	$0.55	$55.00
11/18/2008	100	$0.54	$54.00
11/21/2008	100	$0.50	$50.00
11/28/2008	200	$0.50	$100.00
12/01/2008	37,200	$0.36	$13,392.00
12/01/2008	200	$0.39	$78.00
12/02/2008	100	$0.38	$38.00
12/03/2008	200	$0.36	$72.00
12/05/2008	100	$0.36	$36.00
12/05/2008	150,175	$0.30	$45,052.50